Exhibit 99

                            SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14 (a) of the Securities
                              Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [  ]

Check the appropriate box:

[ ]   Preliminary Proxy Statement    [ ] Confidential, for Use of the Commission
                                         Only
                                        (as permitted by Rule 14a-6(e)(2))

[X]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                        Symons International Group, Inc.
_______________________________________________________________________________
                (Name of Registrant as Specified In Its Charter)

_______________________________________________________________________________
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    1)     Title of each class of securities to which transaction applies:
           ...................................................................
    2)     Aggregate number of securities to which transaction applies:
           ...................................................................
    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11
           (Set forth the amount on which the filing fee is calculated and state how it was determined):
           ...................................................................
    4)     Proposed maximum aggregate value of transaction:
           ...................................................................
    5)     Total fee paid:
           ....................................................................

[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as  provided  by  Exchange
    Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1)     Amount Previously Paid:
           ...................................................................
    2)     Form, Schedule or Registration Statement No.:
           ...................................................................
    3)     Filing Party:
           ...................................................................
    4)     Date Filed:
           ...................................................................

                        SYMONS INTERNATIONAL GROUP, INC.
                                 FORM OF PROXY
            PROXY SOLICITED BY MANAGEMENT OF THE CORPORATION FOR THE
      ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, JUNE 16, 1999

         The undersigned shareholder of Symons International Group, Inc. (the "Corporation") hereby appoints G. Gordon Symons, Chairman of the Board, or Alan
G. Symons,  CEO, or  each of them, or instead of either G. Gordon Symons or Alan
G.  Symons,  ____________________  __________________________,  as Proxy for the
undersigned, to attend, vote and act for and on behalf of the undersigned at the Annual Meeting of the Shareholders of the Corporation to be held at the City of Indianapolis on June 16, 1999, and at any adjournment thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or any adjournment thereof, and the undersigned hereby revokes any former instrument appointing a Proxy for the undersigned at the said Meeting or at any adjournment thereof.

The Shares represented by this Proxy are to be:

1.  Election of Directors
    | | VOTED FOR all Nominees listed below   | | WITHHOLD AUTHORITY to vote for
    (except as marked to the contrary below)      all Nominess listed below:

              G. Gordon Symons, John K. McKeating, David R. Doyle

INSTRUCTION: To withhold authority to vote for any individual Nominee, write that Nominee's name on the space provided below:

________________________________________________________________

2.  VOTED FOR___  VOTED AGAINST___  ABSTAINED___  in the appointment of the
                                                  Auditor and the authorization
                                                  of the Directors to fix the
                                                  Auditor's remuneration.

DATED this ______ day of _______________, 1999.



 ..................................................
Signature of Shareholder

Notes:
1. The persons designated in this form of proxy are named by management. A shareholder entitled to vote at the meeting has the right to appoint some other person, who need not be a shareholder, to attend and act for him on his behalf at the meeting other than the persons specified above. Such right may be exercised by inserting the name of the person to be appointed in the blank space provided in this form of proxy or by completing another form of proxy and, in either case, delivering the completed proxy to the Corporation.
2. If this Form of Proxy is to be utilized, it should be dated and must be signed by the shareholder or his attorney authorized in writing. If this Form of Proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to shareholders.
3. If it is desired that the shares represented by this Proxy are to be withheld from voting in the election of Directors or the appointment of the auditor, the appropriate box or boxes above must be marked.
4. Unless otherwise specified the shares represented by this proxy will be voted. If a choice is specified with respect to any or all of the matters to be dealt with at the Meeting referred to above, such shares will be voted in accordance with the specification made. If no choice is specified, it is intended to vote such shares in favor of the election of Directors and the reappointment of the Corporation's Auditor. This proxy confers authority to do so.
5. This Proxy confers discretionary authority upon the person or persons specified above with respect to amendments or variations to matters identified in the notice of Annual Meeting accompanying this Proxy and other matters as may properly come before the Meeting.
6. This Proxy should be voted, dated and signed and returned in the enclosed envelope to National City Bank, Corporate Trust Operations, 3rd Floor, North Annex, 4100 West 150th Street, Cleveland, Ohio 44135-1385, or presented in person at the Annual Meeting to be held June 16, 1999 at 4720 Kingsway Drive, Indianapolis, Indiana, at
         10:00 a.m.

                        SYMONS INTERNATIONAL GROUP, INC.
                               4720 KINGSWAY DRIVE
                           INDIANAPOLIS, INDIANA 46205

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           To Be Held On June 16, 1999

         NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Symons International Group, Inc. ("Company") will be held at the Company's offices, 4720 Kingsway Drive, Indianapolis, Indiana on Wednesday, June 16, 1999, at 10:00 a.m., Indianapolis time.

         The Annual Meeting will be held for the following purposes:

         1. Election of Directors. Election of 3 Directors for terms to expire in 2002.

         2. Selection of Auditors. Ratification of the appointment of PricewaterhouseCoopers LLP as auditors for the Company for the year ending December 31, 1999.

         3. Other Business. Such other matters as may properly come before the meeting or any adjournment thereof.

         Shareholders of record as of the close of business on April 30, 1999 are entitled to vote at the meeting or any adjournment thereof.

         Please read the enclosed Proxy Statement carefully so that you may be informed about the business to come before the meeting, or any adjournment thereof. At your earliest convenience, please sign and return the accompanying Proxy in the postage-paid envelope furnished for that purpose.

         A copy of the Company's Annual Report for the year ended December 31, 1998 is enclosed. The Annual Report is not a part of the Proxy soliciting material enclosed with this letter.

                                          FOR THE BOARD OF DIRECTORS




                                          Alan G. Symons
                                          Chief Executive Officer

                                                          Indianapolis, Indiana
                                                                 April 13, 1999

IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE ANNUAL MEETING, PLEASE SIGN, DATE AND COMPLETE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                        SYMONS INTERNATIONAL GROUP, INC.
                               4720 Kingsway Drive
                           Indianapolis, Indiana 46205








                                 PROXY STATEMENT

         The accompanying Proxy is solicited by the Board of Directors of Symons International Group, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held June 16, 1999 and any adjournments thereof. When the Proxy is properly executed and returned, the shares it represents will be voted at the meeting in accordance with any directions noted on that Proxy. If no direction is indicated, the Proxy will be voted in favor of the proposals set forth in the Notice attached to this Proxy Statement.

         The election of Directors will be determined by a plurality of the shares present in person or represented by Proxy. Abstentions, broker non-votes and instructions on the accompanying Proxy Card to withhold authority to vote for one or more nominees might result in some nominees receiving fewer votes. However, the number of votes otherwise received by the nominee will not be reduced by such action. The holder of each outstanding share of common stock is entitled to vote for as many persons as there are Directors to be elected. All other matters to come before the meeting will be approved if the votes cast in favor exceed the votes cast against. Any abstention or broker non-vote on any such matter will not change the number of votes cast for or against the matter, however, such abstaining shares will be counted in determining whether a quorum is present pursuant to the applicable provisions of the Indiana Business Corporation Law.

         The Board of Directors knows of no matters, other than those reported herein, which are to be brought before the meeting. However, if other matters properly come before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote such Proxy in accordance with their judgment on such matters. Any shareholder giving a Proxy has the power to revoke it at any time before it is voted by a written notice delivered to the Secretary of the Company or in person at the meeting. The approximate date of mailing of this Proxy Statement is May 5, 1999.

                     VOTING SECURITIES AND BENEFICIAL OWNERS

         Only shareholders of record as of the close of business on April 30, 1999 will be entitled to vote at the Annual Meeting. On the Record Date, there were 10,455,999 shares of Common Stock outstanding, the only class of the Company's stock which is currently outstanding.

         The following table shows, as of April 10, 1999, the number and percentage of shares of Common Stock held by each person known to the Company who owned beneficially more than 5% of the issued and outstanding Common Stock of the Company and Goran Capital Inc. ("Goran") and the ownership interests of the Company's and Goran's Directors and Named Executive Officers:


                         Symons International
                              Group, Inc.                Goran Capital Inc.

                      Amount and Nature   Percent    Amount and Nature   Percent
Name of                   of Beneficial      of         of Beneficial       of
Beneficial Owner            Ownership      Class          Ownership       Class


G. Gordon Symons1           643,900         5.4%          2,411,645       36.3%

Alan G. Symons2             383,400         3.2%            785,535       11.8%

Douglas H. Symons3          201,300         1.7%            281,105        4.2%

Robert C. Whiting4           24,800          *               20,000         *

James G. Torrance, Q.C.5     14,000          *                8,000         *

David R. Doyle6              15,000          *                  -0-         *

John K. McKeating7           12,000          *                6,000         *

David B. Shapira11+           4,000          *              107,000        1.6%

J. Ross Schofield12+          4,000          *               10,800         *

Goran Capital Inc.14      7,000,000        58.8%             ------

Symons International
Group Ltd.8                   -----                        1,646,413      24.8%

Dennis G. Daggett9           56,500          *                37,000        *

Roger S. Sullivan10          48,000          *                17,000        *

All Executive Officers and
Directors as a Group 13   1,525,850        12.8%           3,748,651      56.4%

* Less than 1% of class
+ Goran Director that is not a member of the Symons International Group, Inc.
  Board

1 With respect to Symons International Group, Inc., 10,000 shares are owned directly and 633,900 are subject to option. With respect to the shares of Goran Capital Inc., 479,111 shares are held by trusts of which Mr. Symons is the beneficiary, 286,121 are subject to option and 1,646,413 of the shares indicated are owned by Symons International Group Ltd., of which Mr. Symons is the controlling shareholder. Mr. Symons resides at 2 Paynter's Road, Tuckerstown, Bermuda HS02.
2 With respect to Symons International Group, Inc., 62,500 shares are owned directly and 320,900 shares are subject to option. With respect to the shares of Goran Capital Inc., 557,965 are owned directly and 227,570 are subject to option.
3 With respect to Symons International Group, Inc., 28,500 shares are owned directly and 172,800 shares are subject to option. With respect to the shares of Goran Capital Inc., 251,455 are owned directly and 29,650 are subject to option.
4 Mr. Whiting owns 14,800 shares of Symons International Group, Inc. directly and 10,000 shares are subject to option. With respect to Goran Capital Inc., all shares indicated are owned directly.
5 Mr. Torrance owns 4,000 shares of Symons International Group, Inc. directly and 10,000 shares are subject to option. With respect to Goran Capital Inc., 2,000 shares are owned directly and 6,000 shares are subject to option.
6 Mr. Doyle owns 5,000 shares of Symons International Group, Inc. directly and 10,000 shares are subject to option.
7 Mr. McKeating owns 2,000 shares of Symons International Group, Inc. directly and 10,000 shares are subject to option. With respect to Goran Capital Inc., 2,000 shares are owned directly and 4,000 shares are subject to option.
8 Mr. G. Gordon Symons is the controlling shareholder of Symons International Group Ltd., a private company.
9 Mr. Daggett owns 0 shares of Symons International Group, Inc. directly and 56,500 shares are subject to option. With respect to Goran Capital Inc., 37,000 shares are subject to option.
10 Mr. Sullivan owns 0 shares of Symons International Group directly and 48,000 shares are subject to option. Mr.Sullivan also owns 0 shares of Goran Capital Inc. directly and 17,000 shares are subject to option.
11 Mr. Shapira owns 1,000 shares of Symons International Group, Inc. directly and 3,000 shares are subject to option. With respect to Goran Capital Inc., 100,000 shares are held directly and 7,000 shares are subject to option.
12 Mr. Schofield owns 1,000 shares of Symons International Group, Inc. directly and 3,000 shares are subject to option. With respect to Goran Capital Inc., 3,800 shares are owned directly and 7,000 shares are subject to option.
13   Totals and percentage numbers are calculated on a fully diluted basis.
14 Goran's office address is 181 University Avenue, Box 11, Suite 1101, Toronto, Ontario Canada M5H 3M7.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Officers and Directors, as well as persons who own more than 10% of the outstanding common shares of the Company, to file reports of ownership with the Securities and Exchange Commission. Officers, Directors and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of copies of such forms received by it, or written representations from certain reporting persons that no reports were required for those persons, the Company believes that during 1998, all filing requirements applicable to its Officers, Directors and greater than 10% shareholders were met with the exception of one report with respect to Robert C. Whiting due August 10, 1998 and filed on October 26, 1998.

                                    PROPOSALS

PROPOSAL NO. 1: ELECTION OF DIRECTORS

         The Directors of the Company are divided into three classes and are elected to hold office for a three year term or until their successors are elected and qualified. The election of each class of Directors is staggered over each three-year period. All Directors of the Company were initially elected by Goran as the sole shareholder of the Company prior to the initial public offering ("IPO") of the Company which occurred on November 5, 1996.

                                                              Director   Term to
Name                Age   Present Principal Occupation        Since      Expire

G. Gordon Symons    77    Chairman of the Board of             1987        1999
                           Directors of the Company and
                           Goran Capital Inc.

James G. Torrance,  70    Partner Emeritus, Smith, Lyons       1996        2001
Q.C.

Alan G. Symons      52    CEO and President of the Company     1995        2000
                           and CEO of Goran Capital Inc.

John K. McKeating   63    Former Owner, Vision 2120            1996        1999

Robert C. Whiting   66    President, Prime Advisors Ltd.       1996        2000

Douglas H. Symons   46    President and COO of the Company     1987        2001
                           and COO of Goran Capital Inc.

David R. Doyle      52    Director, Vice President, Secretary  1996       1999
                          and Treasurer of ONEX, Inc.


         G. Gordon Symons has been Chairman of the Board of Directors of the Company since its formation in 1987. He founded the predecessor to Goran the 67% Shareholder of the Company, in 1964 and has served as the Chairman of the Board of Goran since its formation in 1986. Mr. Symons also served as the President of Goran until 1992 and the Chief Executive Officer of Goran until 1994. Mr. Symons currently serves as a Director of Symons International Group Ltd. ("SIGL"), a federally-chartered Canadian corporation controlled by him which, together with members of the Symons family, controls Goran. Mr. Symons also serves as Chairman of the Board of Directors of all of the subsidiaries of Goran. Mr. Symons is the father of Alan G. Symons and Douglas H. Symons.

         Alan G. Symons has served as a Director of the Company since 1995 and was named its Chief Executive Officer in 1996. Mr. Symons has been a Director of Goran since 1986, and has served as Goran's President and Chief Executive Officer since 1994. Prior to becoming the President and Chief Executive Officer of Goran, Mr. Symons held other executive positions within Goran since its inception in 1986. Mr. Symons is the son of G. Gordon Symons and the brother of Douglas H. Symons.

         Douglas H. Symons has served as a Director and as President of the Company since its formation in 1987 and as it Chief Operating Officer since July 1996. Mr. Symons served as Chief Executive Officer of the Company from 1989 until July 1996. Mr. Symons has been a Director of Goran since 1989, and has served as Goran's Chief Operating Officer and Vice President since 1989. Mr. Symons is the son of G. Gordon Symons and the brother of Alan G. Symons.

         Mr. McKeating has served as a Director of the Company since 1996 and as a Director of Goran since 1995. Mr. McKeating retired in January 1996 after serving as President and owner of Vision 2120 Optometric Clinics ("Vision 2120") for 36 years. Vision 2120, located in Montreal, Quebec, is a chain of Canadian full-service retail clinics offering all aspects of professional eye care.

         Mr. Whiting has served as a Director of the Company since 1996. Since July 1994, Mr. Whiting has served as President of Prime Advisors, Ltd., a Bermuda-based insurance consulting firm. From its inception until June 1994 Mr. Whiting served as President and Chairman of the Board of Jardine Pinehurst Management Co., Ltd., a Bermuda-based insurance management and brokerage firm.

         Mr. Torrance has served as a Director of the Company since 1996.
         Mr. Torrance was a founding partner in the Canadian law firm of Smith Lyons in 1962 and in April 1993, was named a Partner Emeritus in that firm. Mr. Torrance was re-elected as a Director of Goran in 1995 after having left the Board of Directors of Goran in 1991. He also serves as a Director of Mitsui & Co. (Canada) Ltd., Sakura Bank (Canada), Toyota Canada Inc. and Wintershall Canada Ltd.

         Mr. Doyle helped form ONEX, Inc., a full service human resource firm which specializes in permanent placement, contract consulting and business consulting for business clients, in April 1997. Mr. Doyle currently serves on the ONEX, Inc. Board of Directors and is the Vice President, Secretary and Treasurer of that firm. From January 1996 until the formation of ONEX, Inc., Mr. Doyle was the Vice President-Finance and Administration, and a Director of Avantec, Inc., a Carmel, Indiana-based company which provides data management services for the pharmaceutical industry. From May 1994 to January 1996, Mr. Doyle served as Vice President-Financial Consultant for Raffensberger, Hughes & Co., a firm which provides brokerage services and financial consulting.


         Unless otherwise directed, each proxy executed and returned by a shareholder will be voted for the election of the nominees listed below. If any person named as a nominee shall be unable or unwilling to stand for election at the time of the Annual Meeting, the proxy holders will nominate and vote for a replacement nominee recommended by the Board. At this time, the Board knows of no reason why the nominees listed below may not be able to serve as Directors if elected.

         The Board of Directors unanimously recommends the election of the following nominees for a three (3) year term to expire in the year 2002. Goran owns sufficient shares of the Corporation to ensure their election and Goran presently intends to vote for the nominees listed below.


Name                Age    Present Principal Occupation          Director Since

G. Gordon Symons    77     Chairman of the Board of Directors          1987
                           of the Company and Goran Capital
                           Inc.

John K. McKeating   63     Former owner, Vision 2120                   1996

David R. Doyle      52     Director, Vice President, Secretary         1996
                           and Treasurer of ONEX, Inc.

Meetings And Committees Of The Board

         During the year ended December 31, 1998, the Board of Directors of the Company met five (5) times, including teleconferences, in addition to taking a number of actions by unanimous written consent. During 1998, each Director attended all meetings (including Committee Meetings) of the Board on which such Directors served.

         The Board of Directors of the Company has an Audit Committee, a Compensation Committee and an Executive Committee.

         The Company's Audit Committee is responsible for recommending the appointment of the Company's independent auditors, meeting with the independent auditors to outline the scope, and review the results of, the annual audit and reviewing with the auditor the systems of internal control and audit reports. The current members of this Committee are Messrs. James G. Torrance, David R. Doyle and Alan G. Symons. The Audit Committee met four (4) times during 1998.

         During 1998, the Compensation Committee of the Company was comprised of Messrs. John K. McKeating, Robert C. Whiting and Douglas H. Symons. The Committee makes recommendations concerning executive compensation and benefit levels to the Board of Directors and has the authority to approve all specific transactions pursuant to the Symons International Group, Inc. 1996 Stock Option Plan (the "Plan").

         The Executive Committee is comprised of Messrs. G. Gordon Symons, Alan
G. Symons and Douglas H. Symons. The Executive Committee is empowered by the board to take action on behalf of the board when the need arises.

         Directors of the Company who are not employees of the Company or its affiliates receive an annual retainer of $10,000. In addition, the Company reimburses its Directors for reasonable travel expenses incurred in attending Board and Board Committee meetings. Each Director of the Company who is not also an employee of the Company receives a meeting fee of $1,000 for each board or committee meeting attended, with committee chairs receiving an additional $1,000 per quarter.

Compensation Committee Report

         The Compensation Committee met four (4) times during 1998,and during one meeting reviewed and recommended awards of stock options pursuant to the Company's Stock Option Plan. The objectives of the Plan are to align executive and shareholder long-term interests by creating a strong and direct link between executive compensation and shareholder return and to enable executive officers and other key employees to develop and maintain a long-term ownership position in the Company's common stock. A total of 1,500,000 shares of the Company's common stock have been reserved for issuance under the Plan. As of March 1, 1999, 65,336 shares were available for grant of options pursuant to the Plan. The grants to senior executives of the Company and its subsidiaries are as follows:

Name                               Total Options            Options Granted in
                                     Granted                      1998

G. Gordon Symons                     633,900                     199,000

Alan G. Symons                       320,900                      56,000

Douglas H. Symons                    172,800                      35,000

Dennis G. Daggett (President          56,500                      30,000
of IGF Insurance Company)

Roger C. Sullivan (Executive Vice     48,000                      30,000
President of Superior Insurance
Company)


         The Company's total compensation program for Officers includes base salaries, bonuses and the grant of stock options pursuant to the Plan. The Company's primary objective is to achieve above-average performance by providing the opportunity to earn above-average total compensation (base salary, bonus and value derived from stock options) for above-average performance. Each element of total compensation is designed to work in concert. The total program is designed to attract, motivate, reward and retain the management talent required to serve shareholder, customer and employee interests. The Company believes that this program also motivates the Company's officers to acquire and retain appropriate levels of stock ownership. It is the opinion of the Compensation Committee that the total compensation earned by Company officers during 1998 achieves these objectives and is fair and reasonable.

         Consistent with that philosophy, certain of the Company's Officers have entered into employment contracts with the Company or one of its subsidiaries.

         Alan G. Symons, Chief Executive Officer of the Company and Douglas H. Symons, President and Chief Operating Officer of the Company, are subject to employment agreements, with such agreements calling for a base salary of not less than $300,000 per year for Alan G. Symons and $200,000 for Douglas H. Symons. These agreements became effective on April 30, 1996 and continue in effect for an initial period of five (5) years. Upon the expiration of the initial five (5) year period, the term of each agreement is automatically extended from year to year thereafter and are cancelable (after the expiration of the initial five (5) year term) upon six (6) months' notice. The base salary of Alan Symons pursuant to this agreement was increased to $300,000 during 1997. These two agreements contain customary restrictive covenants respecting confidentiality and non-competition during the term of their employment and for a period of two (2) years after the termination of the agreement. In addition to annual salary, the agreements with Alan G. Symons and Douglas H. Symons stipulate that Alan G. Symons may earn a bonus in an amount ranging from 25% to 100% of base salary and that Douglas H. Symons may earn a bonus in an amount ranging from 25% to 50% of base salary. At the discretion of the Board, bonus awards may be greater than the amounts indicated if agreed upon financial targets are exceeded.

         The Company has entered into an employment agreement with Dennis G. Daggett pursuant to which Mr. Daggett has agreed to serve as the President of IGF Insurance Company. Pursuant to the terms of the agreement, Mr. Daggett is entitled to a base salary of not less than $180,000 per year and may earn a bonus in an amount ranging from 0 to 150% of his base salary, or a greater amount as may be approved by the Board.

         The Company has entered into an employment agreement with Thomas F. Gowdy pursuant to which Mr. Gowdy has agreed to serve as the Executive Vice President of IGF Insurance Company. Pursuant to the terms of this agreement, Mr. Gowdy is entitled to a base salary of not less than $140,000 per year and may earn a bonus ranging in an amount from 0 to 150% of his base salary, or a greater amount as may be approved by the Board.

         The Company has entered into an employment agreement with Roger C. Sullivan pursuant to which Mr. Sullivan has agreed to serve as the Executive Vice President of Superior Insurance Company. Pursuant to the terms of this agreement, Mr. Sullivan is entitled to a base salary of not less than $180,000 per year and may earn a bonus in an amount ranging from 0 to 50% of his base salary or a greater amount as may be approved by the Board.

         On October 14, 1998, the Company's Board of Directors, approved repricing of all of the Company's outstanding stock options issued pursuant to the Plan to a uniform exercise price of 6.3125 per share. Given the decline in the Company's stock price during early October, 1998, the directors, upon advice of the Compensation Committee, felt the re-pricing necessary to properly incentivize management.

         In 1993, Congress enacted Section 162(m) of the Internal Revenue Code that disallows corporate deductibility for "compensation" paid in excess of $1 million, unless such compensation is payable solely on account of achievement of an objective performance goal. The Compensation Committee does not anticipate that the compensation paid to any executive officer in the form of base salaries, bonus and stock options will exceed $1 million in the near future. However, as part of its on-going responsibilities with respect to executive compensation, the Compensation Committee will monitor this issue to determine what actions, if any, should be taken as a result of the limitation on deductibility.

COMPENSATION COMMITTEE

John K. McKeating, Chair
Robert C. Whiting
Douglas H. Symons

Compensation Committee Interlocks And Insider Participation

         During 1998 the Company's Compensation Committee consisted of Messrs. John K. McKeating, Robert C. Whiting and Douglas H. Symons. Neither Messrs. Whiting nor Mr. McKeating have any interlocks reportable under Item 402(j)(3) and (4) of Regulation S-K. Douglas H. Symons has served as a Director and Executive Officer of the Company since its formation in 1987 and as a Director and Chief Operating Officer of Goran since 1989. Douglas H. Symons is also an Executive Officer of each of the Company's subsidiaries. Since Alan G. Symons, the Chief Executive Officer of the Company, is a Director of each of the Company's subsidiaries and is empowered to determine the compensation of the managers of the Company's subsidiaries, Douglas H. Symons and Alan G. Symons have reportable interests under Item 402(j)(3) (i)-(iii) of Regulation S-K.

Remuneration Of Executive Officers

         The following table sets forth the compensation awarded to, earned by or paid to the Chief Executive Officer and the four most highly compensated executive officers of the Company other than the Chief Executive Officer (collectively, the "Named Executive Officers") during the last three (3) years.


                          SUMMARY COMPENSATION TABLE

                                                   Securities
Name and Principal                                 Underlying      All Other
Position             Year     Salary     Bonus       Options      Compensation

G. Gordon Symons,    1998       $0        $0          633,900       $32,000(1)
Chairman             1997       $0        $0          434,900       $26,000(1)
                     1996       $0        $0          375,000       $27,999(1)

Alan G. Symons,      1998    $300,000     $0          320,900
Chief Executive      1997    $278,230   $200,000      264,900
Officer              1996    $142,746   $200,000      200,000

Douglas H. Symons,   1998    $300,000     $0          172,800
President and Chief  1997    $200,000    $82,971      137,800
Operating Officer    1996    $195,973   $200,000      120,000

Dennis G. Daggett,   1998    $186,923     $0           56,500
President, IGF       1997(1) $180,000   $270,000       26,500
Insurance Company    1996    $174,077   $150,000       20,000

Roger C. Sullivan,   1998    $204,451     $0           48,000
Executive Vice       1997    $169,612    $90,176       18,000
President, Superior  1996    $118,851    $27,217       10,000
Insurance Company


1  Consulting fees paid to companies owned by Mr. G. Gordon Symons.

STOCK OPTION GRANTS

           The following table provides details regarding stock options granted to the Company's Named Executive Officers in 1998. In addition there are shown the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the Company's common stock and the overall stock market conditions. There can be no assurance that the amounts reflected on this table will be achieved.

                        Percentage
                        of Total
                        Options                           Potential Realized
                        Granted     Exercise              Value At Assumed
                        to Employ-  Price                 Annual Rates of
               Options  ees During  Per     Expiration    Stock Appreciation
Name           Granted  1998        Share     Date        For Option Term

                                                           5%          10%

G. Gordon
Symons         199,000   42.98   $6.3125*   6-15-2008  $790,010.04 $2,002,040.04

Alan G.
Symons          56,000   12.09   $6.3125*   6-15-2008  $222,314.38   $563,388.15

Douglas H.
Symons          35,000    7.56   $6.3125*   6-15-2008  $138,946.49   $352,117.59

Dennis G.
Daggett         30,000    6.48   $6.3125*   6-15-2008  $119,096.99   $301,815.08

Roger C.
Sullivan        30,000    6.48   $6.3125*   6-15-2008  $119,096.99   $301,815.08


      * The original exercise price was $16.625 per share, which was the closing price on June 15, 1998, the date of the grant. The options were later repriced to $6.3125 per share on October 14, 1998.

OPTION EXERCISES AND YEAR-END VALUES

           The following table shows stock options held by the Company's Named Executive Officers during 1998. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options. Also reported are the value of unexercised in-the-money options as of December 31, 1998.


                                  STOCK OPTIONS
              OUTSTANDING GRANTS AND VALUE AS OF DECEMBER 31, 1998

                          Value
               Shares     Realized            Number of Shares              Value of
               Acquired   at                  Underlying                    In-the-Money
               on         Exercise            Unexercised Options           Options
Name           Exercise   Date                at 12-31-98                   at 12-31-98 (1)
                                        Exercisable  Unexercisable  Exercisable  Unexercisable
G. Gordon
Symons           0       $0.00            434,900       199,000     $407,718.75  $186,562.50

Alan G.
Symons           0       $0.00            154,964       165,936     $145,278.75  $155,565.00

Douglas H.
Symons           0       $0.00             85,930        86,870      $80,559.38   $81,440.63

Dennis G.
Daggett          0       $0.00             13,333        43,167      $12,449.69   $40,469.06

Roger C.
Sullivan         0       $0.00              6,667        41,333       $6,250.31   $38,749.69


1 Amount reflecting gains on outstanding options are based on the December 31, 1998 closing NASDAQ stock price which was $7.25 per share.

OPTION REPRICING

     The following table provides details concerning the repricing of options to purchase shares of the Corporations stock. This repricing occurred on October 14, 1998.


                              Number of                                    Length of
                              Securities     Market Price                  Original Option
                              Underlying     of Stock at                   Term Remaining
                              Options/       Time of          New           at Date of
                              Repriced or    Repricing or     Exercise      Repricing or
Name        Date              Amended        Amendment        Price         Amendment

G. Gordon   Oct. 14, 1998      375,000       6.3125          6.3125           96 Months
Symons,     Oct. 14, 1998       50,000       6.3125          6.3215          102 Months
Chairman    Oct. 14, 1998        5,000       6.3125          6.3125          106 Months
            Oct. 14, 1998        4,900       6.3125          6.3125          108 Months
            Oct. 14, 1998      199,000       6.3125          6.3125          116 Months



Alan G.     Oct. 14, 1998      200,000       6.3125          6.3125           96 Months
Symons,     Oct. 14, 1998       50,000       6.3125          6.3215          102 Months
Chief       Oct. 14, 1998       10,000       6.3125          6.3125          106 Months
Executive   Oct. 14, 1998        4,900       6.3125          6.3125          108 Months
Officer     Oct. 14, 1998       56,000       6.3125          6.3125          116 Months

Douglas H.  Oct. 14, 1998      120,000       6.3125          6.3125           96 Months
Symons,     Oct. 14, 1998        5,000       6.3125          6.3215          102 Months
President,  Oct. 14, 1998       10,000       6.3125          6.3125          106 Months
Chief       Oct. 14, 1998        2,800       6.3125          6.3125          108 Months
Operation   Oct. 14, 1998       35,000       6.3125          6.3125          116 Months
Officer

Dennis G.   Oct. 14, 1998       20,000       6.3125          6.3125           96 Months
Daggett,    Oct. 14, 1998        3,000       6.3125          6.3215          102 Months
President,  Oct. 14, 1998        2,500       6.3125          6.3125          106 Months
IGF         Oct. 14, 1998        1,000       6.3125          6.3125          108 Months
Insurance   Oct. 14, 1998       30,000       6.3125          6.3125          116 Months
Co.

Roger C.    Oct. 14, 1998       10,000       6.3125          6.3125           96 Months
Sullivan,   Oct. 14, 1998        5,000       6.3125          6.3215          102 Months
Executive   Oct. 14, 1998        2,000       6.3125          6.3125          106 Months
Vice        Oct. 14, 1998        1,000       6.3125          6.3125          108 Months
President,  Oct. 14, 1998       30,000       6.3125          6.3125          116 Months
Superior
Ins. Co.


INDEBTEDNESS OF MANAGEMENT

   The following Directors and Executive Officers of the Company were indebted to the Company, or its parent or subsidiaries, in amounts exceeding $60,000 during 1998.


                                            Largest Loan
Name                  Date of Loan       Balance During 1998    Present Balance

G. Gordon Symons      June 27, 1986         $115,807               $115,807
                      June 30, 1986         $156,495               $156,495



                                            Largest Loan
Name                  Date of Loan       Balance During 1998    Present Balance

Alan G. Symons        June 30, 1986         $19,772                  $6,617
                      February 24, 1988     $27,309                 $27,309
                      March 19, 1998       $887,444                      $0
                      October 15, 1998     $562,413                      $0
                      Throughout 1998      $102,051                      $0

Douglas H. Symons     June 30, 1986         $15,000                  $9,798
                      February 24, 1988      $2,219                  $2,219
                      November 1, 1990      $68,050                      $0
                      April 20, 1998       $260,358                      $0
                      October 15, 1998     $594,517                      $0
                      Throughout 1998       $22,533                      $0
                      October, 1998        $600,000                      $0


   The foregoing loans to Mr. G. Gordon Symons are on account of loans to purchase common stock of Goran. Such loans are collateralized by pledges of the common shares of Goran acquired and are payable on demand and are interest free.

     Loans made to Alan G. Symons in 1986 and 1988 were made to facilitate the purchase of common stock of Goran. These loans are payable upon demand and are interest free. The loan to Alan G. Symons dated March 19, 1998, bears interest at the rate of 5.85% and is secured by his options to purchase stock in GGS Management, Inc. This loan was repaid in April, 1999. The loan to Alan G. Symons dated October 15, 1998, bears interest at the rate of 7.25% and the proceeds were used to facilitate the exercise of options to purchase common stock of Goran. This loan was repaid in April, 1999. The Company made various advances to Alan G. Symons throughout 1998, primarily to facilitate the payment of interest on a loan from an unrelated third party relating to the purchase of Company stock at the time of the Company's Initial Public Offering ("IPO") in 1996. This loan was repaid in April, 1999.

     The loans to Mr. Douglas H. Symons in 1986 and 1988 were to facilitate the purchase of common stock of Goran. Such loans are collateralized by pledges of the common stock of Goran and are payable upon demand and are interest free. The loans to Mr. Douglas H. Symons in November, 1990 bears interest at the rate of prime plus 1%, the proceeds being used to facilitate the purchase of a primary residence. This loan was repaid in April, 1999. The loan to Mr. Douglas H. Symons dated April 20, 1998, bears interest at the rate of 5.85% and is secured by the options of Mr. Douglas H. Symons to purchase shares in GGS Management, Inc. The proceeds of this loan were used to help facilitate the exercise of options to purchase stock in the Company. This loan was repaid in April, 1999. The loan to Mr. Douglas H. Symons dated October 15, 1998, bears interest at the rate of 7.25%. The proceeds of this loan were used to help facilitate the exercise of options to purchase stock of Goran. This loan was repaid in April, 1999. There were certain advances totaling $22,533.00 made to Mr. Douglas H. Symons throughout 1998 with such funds primarily used to pay interest on a loan from an unrelated third party which was undertaken to enable Mr. Douglas H. Symons to acquire stock of the Company at the time of the Company's IPO. This loan was repaid in April, 1999.

   In October, 1998, an affiliate of Goran advanced $600,000 to Douglas H. Symons on an interest free basis. The outstanding balance of this advance was $300,000 at December 31, 1998 and was entirely repaid in January, 1999.

   On October 24, 1997, the Company guaranteed a loan from an unrelated third party to Mr. Dennis G. Daggett. The $290,000 loan is due February 10, 2001 and carries a 7.75% interest rate.

PROPOSAL NO. 2 - RATIFICATION OF APPOINTMENT OF AUDITORS

   The Board of Directors proposes the ratification by the Shareholders at the Annual Meeting of the appointment of the accounting firm of PricewaterhouseCoopers L.L.P. ("PWC") as independent auditors for the Company's year ending December 31, 1999. PWC has served as auditors for the Company for the year 1998 and worked with the Company in effecting its Initial Public Offering. A representative of PWC is expected to be present at the Annual Meeting with the opportunity to make a statement if he or she so desires. This individual will also be available to respond to any appropriate questions the shareholders may have.

CERTAIN RELATIONSHIPS/RELATED TRANSACTIONS

   Three (3) of the Company's subsidiaries, Superior, IGF and Pafco, have entered into reinsurance agreements with Granite Reinsurance Company Ltd., ("Granite Re"), an affiliate of Goran.

   Granite Re has a quota share reinsurance treaty with Pafco for nonstandard automobile premiums written in the fourth quarter of 1998.

   Granite Re reinsures all Pafco insurance policies which were previously issued through Symons International Group, Inc. - Florida, ("SIGF"), a former subsidiary of the Company and now a subsidiary of Goran. This agreement is in respect of business other than nonstandard automobile insurance. Granite Re reinsures 100% of this SIGF business on a quota share basis. Such business was discontinued effective January 1, 1999.

   IGF reinsures a portion of its crop insurance with Granite Re. For year 1998, Granite Re reinsured 20% of IGF's multi-peril crop insurance stop loss protection ("MPCI") underwriting losses to the extent that aggregate losses nationwide exceed 100% of MPCI Retention up to 125% of MPCI Retention and 95% of IGF's MPCI underwriting losses to the extent that aggregate losses nationwide exceed 125% of MPCI Retention up to 150% of MPCI Retention. Further, for 1998, Granite Re had a 10% participation in 95% of IGF's crop-hail losses in excess of an 80% pure loss ratio up to a 100% pure loss ratio and a 10% participation in 95% of IGF crop-hail losses in excess of 100% pure loss ratio up to a 130% pure loss ratio.

     The Company paid  $2,832,000,  $1,034,000  and  $692,000 in 1998,  1997 and
1996, respectively, for consulting and other services relative to the conversion of the Company's new non-standard automobile operating system. The Company has capitalized these costs as part of its new non-standard automobile operating system. Approximately 90% of these payments are for services provided by consultants and vendors unrelated to the Company. Stargate Solutions ("Stargate") manages the work for such unrelated consultants and vendors and, as compensation for such work, has retained approximately 10% of the payments referred to above in return for management services provided. During 1998, Stargate was owned beneficially by certain Directors of the Company and a relative of these Directors.

   During 1998, the Company paid $270,000 to Onex, Inc., primarily for employee-search services. David R. Doyle is an officer and director of Onex. The Company paid Onex $86,000 in 1997 for similar services.

SHAREHOLDER PROPOSALS AND NOMINATIONS

   Any shareholder of the Company wishing to have a proposal considered for inclusion in the Company's 2000 proxy solicitation materials must set forth such proposal in writing and file it with the Secretary of the Company on or before December 11, 1999. In order to be considered in the 2000 Annual Meeting, shareholder proposals not included in the Company 2000 Proxy Solicitation materials, as well as shareholder nominations for Directors, must be submitted in writing to the Secretary of the Company at least sixty (60) days before the date of the 2000 Annual Meeting, or, if the 2000 Annual Meeting is held prior to March 31, 2000, within ten (10) days after notice of the Annual Meeting as mailed to shareholders. The Board of Directors of the Company will review any shareholder proposals that are filed as required, and will determine whether such proposals meet applicable criteria for inclusion in its 2000 Proxy Solicitation materials or consideration at the 2000 Annual Meeting.

OTHER MATTERS

   Management is not aware of any business to come before the Annual Meeting other than those matters described in the Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that the proxies solicited hereby will be voted with respect to those matters in accordance with the judgment of the persons voting the proxies. The cost of solicitation of proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy material to the beneficial owners of common stock of the Company. In addition to solicitation by mail, Directors, Officers and employees of the Company may solicit proxies personally or by telephone without additional compensation.

   Each Shareholder is urged to complete, date and sign the proxy and return it promptly in the enclosed return envelope. Insofar as any of the information in this Proxy Statement may rest peculiarly within the knowledge of persons other than the Company, the Company relies upon information furnished by others for the accuracy and completeness thereof.


                                     Signed by Order of the Board of Directors





                                     Alan G. Symons
                                     Chief Executive Officer